Form G-FIN



FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
11-00161

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☒ Government Securities Dealer
   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

RECEIVED
2010 FEB 16 AM 10:29
SEC / TM

4. A. Full name of the financial institution:

   First National Bankers Bank, Louisiana

   B. Address of principal office of financial institution:

   7813 Office Park Blvd, Baton Rouge, LA 70809

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same

   D. Mailing address if different from (B) or (C):

   P.O. Drawer 80579, Baton Rouge, LA 70898-0579

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Laura Boudreaux	Vice President, Compliance	800.421.6182

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   FNBB currently has three locations in addition to the main office:

   -600 University Park Place, Suite 380, Birmingham, AL 35209

   -333 Texas Street, Suite 1280, Shreveport, LA 71101

   -1020 West Second Street, Little Rock, AR 72201

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Billingsley	William	Joseph	President, Capital Markets
Boudreaux	Laura	Juban	Vice President, Compliance
Badame	Madeleine	Rubenstein	Vice President, Inv Ops
Julian	Walter	Rene'	Vice President, Capital Markets

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
William	Joseph	Billingsley	President, Capital Markets

Manual Signature	Date
William Joseph Billingsley	1-5-2010

FORM MSD-4 / GFIN4
Uniform Application for Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Julian (Last) Walter (First) Rene' (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME First National Banker's Bank
   B. REGISTRATION NUMBER 862470
   C. MAIN ADDRESS 7813 Office Park Blvd., Baton Rouge, LA 70809

3. OFFICE OF EMPLOYMENT OF APPLICANT 1020 West 2nd Street Little Rock, AR 72201

4. DATE OF EMPLOYMENT WITH MSD August (Month) 11 (Day) 1999 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency...• Board of Governors of the Federal Reserve System...• Federal Deposit Insurance Corporation...•

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):

Municipal Securities Representative	•	Government Securities Representative	•
Municipal Securities Principal	(•)	Government Securities Supervisor	(•)

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity: Supervisory	Capacity: Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	(•)	(•)
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	•	(•)
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	•	(•)
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	•	(•)
E.	Processing and clearing activities with respect to municipal securities:	•	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	•	N/A
G.	Training of municipal securities principals or municipal securities representatives:	•	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
Arkansas Bankers' Bank 501-371-0535	Jimmy Thomason President

12-15-2008 — Date

Laura Boudreaux — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Julian Walter Rene'
Name: Last / First / Middle

10. 429-17-8510
Social Security Number (optional)

11. #2 Greathouse Bend
Resident Street Address

12. Little Rock, AR 72207
City / State / ZIP

13. October 28, 1956
Date of Birth (Month/Day/Year)

14. Denver CO
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: NO

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
Regions Inv Co.	Inv Bking	5/81	8/99	Senior VP	Oppertunity	FULL

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
#2 Greathouse Bend Little Rock, AR 72207	12/01	current

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes • No •

If yes, state below the type of examination and the approximate date taken.

Type of Examination: Series 53 — Approximate Date (mm/yy): 9/10/01

Type of Examination: Series 7 Series 63 — Approximate Date (mm/yy): -1988

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes • No XX

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes XX No •

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or canceled such coverage? Yes • No XX

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes • No XX

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes • No XX

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:
    A. Was your registration denied, suspended or revoked? Yes • No XX
    B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes • No XX

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes • No XX

25. Have you been convicted within the past ten years of any felony or misdemeanor: (I) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes • No XX

Date 12/8/08 Signature of Applicant [signature]

Acknowledgment for: FORM MSD-4 • and/or FORM G-FIN-4 •

26. Applicant Name: Walter Rene' Julian

27. Bank Municipal Securities Dealer Name: First National Banker's Bank

Receipt Stamp

28. Bank Municipal Securities Dealer Address: 7813 Office Park Blvd
Baton Rouge, LA 70809

29. Attention: Laura Boudreaux

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.